29 January 2026 Creating shared value Our strategy Exhibit 99.1 Our journey An entrepreneurial growth story 2 Our strategy Unlocking unrealised value3 Summary and conclusions Agenda 4 Q&A Creating a high-performing, future-focused metals business Keliber lithium refinery, Finland 1 Safety share 5

3www.sibanyestillwater.com Disclaimer FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “intend”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward- looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2024 Integrated Report and annual report on Form 20- F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). NON-IFRS MEASURES The information contained in this presentation contains certain non-IFRS measures, among others adjusted EBITDA, AISC, AIC, and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For definitions and reconciliation of relevant non-IFRS measures, see Non-IFRS measures section in the operating and financial results booklet and notes to consolidated interim financial statements for H1 2025. MINERAL RESOURCES AND MINERAL RESERVES Sibanye-Stillwater’s Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the SEC and the JSE at all managed operations, development, and exploration properties. WEBSITES References in this presentation to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this presentation. 4www.sibanyestillwater.com A future-focused metals business Our strategy centres on performance excellence, delivering future-facing metals that power clean energy and drive global progress. We’re uniquely positioned to supply these metals responsibly — through primary mining, secondary mining, and recycling — embracing the circular economy and building partnerships across the value chain. Our approach will enhance capital returns for our shareholders, ensure supply resilience for our customers, while delivering sustainable growth and shared value for all our stakeholders. Driving returns today and positioning us to deliver into the economy of tomorrow.

5www.sibanyestillwater.com Our journey An entrepreneurial growth story Stillwater mine, US PGM operati ns 6www.sibanyestillwater.com An entrepreneurial growth story Implementing operating expertise to realise value in mature gold operations Geographically diversifying PGM business Embracing resource stewardship to responsibly deliver metals Leveraging operating model to consolidate PGMs Leveraging market knowledge to diversify into battery metals and deliver into Western supply chains Secondary mining Recycling Primary mining Today Future-focused metals Stillwater (‘17) Century (‘21) Reldan (‘24) DRDGOLD (‘18) Cooke, Wits Gold (‘13) Lonmin (‘19) Aquarius, Rustenburg (‘16) Metallix (‘25) Gold Gold PGMs PGMs Zinc Au, Ag, PGMs + Cu++ Battery metals Keliber (Li, ‘21) Sandouville (Ni, ‘22)

7www.sibanyestillwater.com Creation of a substantial operating base Inherited life of mine (2012) 1. Equivalent gold ounces determined for Keliber (Li) and NCR (Zn) using each year prices for all commodities: Gold: $3,179/oz in 2025, $2,506/oz in 2026, $3,068/oz in 2027, $2,931/oz in 2028, $2,730/oz in 2029 and $2,463/oz 2030 onwards; Lithium; $10,241/t in 2025; $7,500/t in 2026; $14,623/t in 2027; $16,102/t in 2028; $17,418/t in 2029 and $18,216/t 2030 onwards; Zinc: $2,483/t in 2025; $2,646/t in 2026; $2,533/t in 2027; $2,576/t in 2028; $2,575/t in 2029 and $2,397/t 2030 onwards. LOM profile excludes recycling. 2. Profile based on 31 Dec 2024 LOM which is to be refreshed with updated resources and reserves Current life of mine (December 2024)2 500 1,000 1,500 2,000 2,500 3,000 0 2015 2017 20192013 2023 2025 2027 2029 2031 2033 2035 2037 20392021 2013-2025 2026 and beyond K o z’ s 500 1,000 1,500 2,000 2,500 0 2025 2029 2031 2033 2035 2037 20392027 3,000 SA gold (Au) DRDGOLD (Au) SA PGM (4E PGM) US PGM (2E PGM) Keliber (Li)1 Century (Zn)1 K o z’ s 8www.sibanyestillwater.com Diversified earnings underpinned by precious metals -10 0 10 20 30 40 50 60 70 2017 2018 2019 2020 2021 2022 2023 2024 Q1 - Q3 20252 Q1 - Q3 20252 Adjusted annual EBITDA contribution by commodity R billion p.a., 2017-2025 Gold PGM1 Nickel Zinc Secondary mining Recycling Primary mining Adjusted EBITDA contribution by production source R billion,% contribution to Group, Q1 – Q3 20252 1. PGMs includes SA operations, US operations, US recycling, and US Reldan operations 2. Normalised adjusted EBITDA excluding S45X credits recognised in H1 2025 for 2023 and 2024 of R2.47 billion (US$139 million) and R1.93 billion (US$109 million) respectively Secondary mining Recycling Primary mining 6%19% 75%

9www.sibanyestillwater.com 67 17 1 3 South Africa Americas Europe Australia An extensive, strategic geographical footprint R88bn Revenue by geography R billion, 9 months ended 30 September 2025 US PGMs SA PGMs Battery metals Secondary mining SA gold Recycling/Urban mining * Non-managed 10www.sibanyestillwater.com Demonstrated delivery on our vision of shared value for all stakeholders 1. Sibanye-Stillwater starting point is listing price on 11 February 2013 of R13.05. Peers and JSE All-Share start on 11 February 2013 close price. Data is through 31 December 2025 (Source: Factset); 2. Average return performance of Gold Fields, Barrick Gold, Newmont, AngloGold Ashanti, Agnico Eagle Mines, Fresnillo, Harmony Gold, DRD Gold, weighted by 2013 market cap, 3. Average return performance of Impala Platinum, Northam Platinum, Valterra Platinum, weighted by 2013 market cap, 4. 2013-2024 cumulative, 5. 2024, includes contractors, 6. Specific to South Africa region, 2013-2024, 7. 2015-2024, 8. Sibanye-Stillwater has endorsed the Responsible Gold Mining Principles (RGMPs) developed by the World Gold Council (WGC) and has achieved responsible sourcing accreditation from the London Platinum and Palladium Market (LPPM). 9. Renewable information as of 30 September 2025, with first renewables only commencing in March 2025. 10. The FTSE Russell green revenue factor is defined by FTSE Russell as the percentage of revenue that is derived from products that have a positive environmental utility, which help prevent, restore and/or adapt to issues deriving from climate change, natural resource limitations and environmental degradation. This measure enables precise identification of green products and services across the entire value chain and helps investors assess revenue exposure to green activities within the Group Employees 72k employees5 R220bn paid in salaries & benefits4 Communities R9bn invested in training and development4 R20bn invested in socio-economic development and CSI4 Environment 15% reduction in water used7 Generated 90GWh renewable energy9 Reduced emissions by 107kt CO2 9 Shareholders Total shareholder return of 582% since listing in 20131 Suppliers R206bn spent on total discretionary procurement6 Government R50bn taxes and royalties paid4 Customers Endorsed the framework for responsible sourcing of metals8 73% green revenue factor10 582% 2013 2015 2017 2019 2021 2023 2025 -100 0 100 200 300 400 500 600 700 Sibanye Stillwater PGM peer average3 Gold peer average2 FTSE JSE All-Share

Our strategy
Unlocking unrealised value

we are one Sibanye Stillwater



K4 Marikana shaft, SA PGM operations

Our strategy
Creating a high-performing, future-focused metals business

we are one Sibanye Stillwater

We will strengthen our fundamentals...

Performance excellence

Increase operating margins through operational excellence

Increase efficiency through **simplified operating model**

Simplify our portfolio towards highest-return assets

Underpinned by appropriate **systems** and **our performance culture of care**

Solidify business essentials

Disciplined **capital allocation framework** to drive shareholder returns, balance sheet strength and sustainability



Optimising profitability and disciplined capital allocation
Delivering long term value through organic and external growth
PURPOSE
Creating a better future for people and planet through our metals
VISION
To be a leader in creating shared value for all stakeholders
Sibanye Stillwater
iCARES shared value
Innovation
Safety
Commitment
Enabling
Accountability
Respect
iCARES VALUES

... to deliver flexibility for growth

Delivering value accretive growth

Sustain a **precious metals underpin** with **growth in commodities** enabling the energy transition

Geographies in which we have a competitive advantage

Build on our resource stewardship across **primary mining, secondary mining and recycling**

Unlock inherent resource value through **organic growth projects**

www.sibanyestillwater.com 12

13www.sibanyestillwater.com Our operating context: a rapidly changing world Increased demand for gold and intensifying competition for metals Increasing demand across all commodities Increasing importance of beneficiation Increased demand across critical minerals and energy transition metals Growing middle class boosting consumption Growing energy demand and broad electrification Global and local regulations reshaping value chains Technological innovation Geopolitical fragmentation and rising multipolarity Rapidly changing demand dynamics for critical metals Understanding our macro context to ensure future resilience 14www.sibanyestillwater.com Refreshed strategy prioritises unlocking unrealised value 1 of operating model and asset portfolio to enhance accountability, agility and management focus Simplification 2 through holistic improvement to drive higher marginsPerformance excellence 3 focused on value creation that is anchored in returns and unlocking organic value as a priority Growth 4 through a disciplined framework prioritising returns and securing sustainability Capital allocation P ill a rs

1 Simplification | 2 Performance excellence | 3 Growth | 4 Capital allocation

Sibanye Stillwater — we are one

Fit for purpose operating model, with a focus on operational delivery

From	To	Benefits
Decentralised, regional management teams	• Decentralised, empowered operational teams focusing on operational excellence • Centralised Group support services	• Enhanced productivity focus • Clear operational accountability • Cost savings through shared service synergies and overhead reductions • Agile and efficient decision making • Productivity improvement initiatives identified to drive **~2.5% production increase** (revenue) off current base by 2027 • **R3bn p/a** cost savings by 2027
Regionalised growth and capital allocation strategies	• Group accountability for strategic growth, capital allocation, portfolio optimisation, project development and executions	• Maximise **ROCE**[1] • Development of project execution as a core competency • Enterprise-wide alignment with Group's strategic priorities

1. *Return on capital employed*

www.sibanyestillwater.com 15

1 Simplification | 2 Performance excellence | 3 Growth | 4 Capital allocation

Sibanye Stillwater — we are one

Experienced operating team and refined structure to deliver on strategy



Charl Keyter, CFO
FINANCE
Deliver disciplined capital allocation
Richard Cox
COO[1]: SA operations
Ralph Lombard
Head of projects
Charles Carter
COO[1]: International & Recycling operations
OPERATIONS
Drive performance excellence
Richard Stewart
CEO
CEO's office
Head of Safety
Chief of staff
Investor relations
Sales & marketing
SUPPORT FUNCTIONS
Enable performance excellence
Robert van Niekerk,
CTO[2]
Themba Nkosi
CPO[3]
Melanie Naidoo-Vermaak
CSO[4]
Mika Seitovirta
CEA[5]
GROWTH
Enable portfolio optimisation and growth
Mduduzi Bhulose
Head of BD[6]

1. Chief Operating Officer 2. Chief Transformation Officer 3. Chief People Officer 4. Chief Sustainability Officer 5. Chief European Advisor 6. Business Development

www.sibanyestillwater.com 16

1 Simplification | 2 Performance excellence | 3 Growth | 4 Capital allocation

Portfolio simplification to focus capital on highest-return opportunities

Sibanye Stillwater — we are one

Criteria

1. Strategy alignment

Aligns with core strategic priorities, considering:
- Commodity
- Geography
- Competitive advantage

2. Project economics
- Risk-adjusted and stage-gated hurdle rates
- Finance options (internal capital or external finance)
- Cash flow per share accretive

3. Value realisation
- Maximise value realisation opportunities
  - Invest, maintain, harvest, partnerships, divestments

Strategic priority
- Primary mining: SA gold, PGM (SA and US), Li (EU)
- Secondary mining: DRDGOLD, Century Zn
- Recycling: Columbus, Reldan and Metallix

Under evaluation
- Mt Lyell, Phos One, GalliCam
- Minority equity holdings in Marathon, Altar projects

Expected outcomes

Management attention focused on high-value, cash-generative assets

Enhanced capital efficiency and **ROCE**[1]

Portfolio aligned with core capabilities and opportunity areas

Value crystallisation from divested assets

1. *Return on capital employed*

www.sibanyestillwater.com 17

Refreshed strategy prioritises unlocking unrealised value

Sibanye Stillwater — we are one

Pillars

1. Simplification of operating model and asset portfolio to enhance accountability, agility and management focus
2. Performance excellence through holistic improvement to drive higher margins
3. Growth focused on value creation that is anchored in returns and unlocking organic value as a priority
4. Capital allocation through a disciplined framework prioritising returns and securing sustainability

www.sibanyestillwater.com 18

1 Simplification | 2 Performance excellence | 3 Growth | 4 Capital allocation

Delivering safe, consistent operational and sustainable performance




Fatal Elimination program:
Critical controls, behaviours and management routines
Empowered and enabled teams
Best-practice systems
Instilling a values-driven and safe performance culture
Safe production
Committed to eliminating fatalities
Zero Harm
Social compacting (GNA, Marikana Renewal)
Sustainable water strategies
~600 MW planned renewable energy portfolio
Subscribe to global best practices (ICMM, CDP, UNGC)
Development of local economies, fixed capital investment
Sustainability
People, planet, prosperity, and governance
Holistic improvement
Performance excellence
Operational excellence
Consistently executing and improving delivery
Productivity enhancements
Cost efficiency
Consistent, reliable delivery
Capital project execution
Resource optimisation
Maximising economic value of our assets
Value chain optimisation
Digital and technology innovation
Enhance strategic mine planning process

www.sibanyestillwater.com 19

1 Simplification | 2 Performance excellence | 3 Growth | 4 Capital allocation

A purpose and performance-driven culture of care

Staying true to who we are, we will continue to foster a culture that embraces the Sibanye Spirit

- People feel safe, respected and are able to grow
- Performance is recognised and valued
- Our people recognise the impact of their work on positive shared value for all stakeholders
- Decisions made and actions taken are always values-based


PURPOSE
Creating a better future for people and planet through our metals
VISION
To be a leader in creating shared value for all stakeholders
iCARES shared value
Innovation
Commitment
Accountability
Respect
Enabling
Safety
iCARES VALUES



www.sibanyestillwater.com 20

Refreshed strategy prioritises unlocking unrealised value

Pillars

1	Simplification	of operating model and asset portfolio to enhance accountability, agility and management focus
2	Performance excellence	through holistic improvement to drive higher margins
3	Growth	focused on value creation that is anchored in returns and unlocking organic value as a priority
4	Capital allocation	through a disciplined framework prioritising returns and securing sustainability

www.sibanyestillwater.com 21

1 Simplification 2 Performance excellence 3 Growth 4 Capital allocation

Unlocking resource value within SA PGM operations

- Synergy realisation of >R2,85bn[1] per annum through initial consolidation of adjacent assets when purchased
- Acquisition of 100% of Kroondal PSA enables value unlock from dropping mine boundary
- Low cost mechanised extension from Kroondal into Rustenburg resources
- Glencore Merafe JV chrome agreements unlocks significant commercial value from chrome resources at Marikana, underpinning PGM project returns
- Optimised processing capacity through new Valterra tolling arrangement


Kopaneng Deeps
Siphumelele Mechanised
Saffy Deeps
E3 Deeps
E4
RUSTENBURG
Brits
MOONOOI
N
0
2.5
5km

1. Combined synergy benefits from the Aquarius/Rustenburg integration of over R1bn, and the Lonmin(Marikana) integration with the Sibanye-Stillwater Group of R1.85bn

www.sibanyestillwater.com 22

1 Simplification 2 Performance excellence 3 Growth 4 Capital allocation

Internal investment in high return SA PGM projects: increase in future production and LOM

Indicative SA PGM production profile (4E PGM koz)



Existing profile[1]
K4 project
Projects in execution
Feasibility studies
Pre-feasibility studies
Concept studies
K4 project building production to 250koz 4E pa by 2031. **Project capital of R4.4bn**
Low capital intensity projects maintain 2027 production profile adding >400 koz 4E from 2035 relative to base profile
2,000
1,500
1,000
500
0
2030e
2040e

Project (site)

- Siphumelele mechanised (Rustenburg)
- E4 (Marikana)
- Kopaneng Deeps (Kroondal)
- Saffy Deeps (Marikana)
- E3 Deeps (Marikana)

	Sibanye-Stillwater new projects	Industry median[3]
Average capital intensity[2]	<2,800 R/oz	~3,300 R/oz
Time to full production	4-8 years	6-9 years

1. Subject to internal studies and review. Profile based on 31 Dec 2024 LOM, which is to be refreshed with updated resources and reserves
2. Capital intensity defined as total growth capital spend divided by total LOM ounces produced
3. Compared against recent PGM projects in South Africa, with the scope being only mining, based on publicly available data

www.sibanyestillwater.com 23

1 Simplification 2 Performance excellence 3 Growth 4 Capital allocation

Optimising value and transitioning our SA gold business

Indicative SA gold production profile (koz)



Existing assets[1]
DRDGOLD (100%)[2]
Burnstone
Prefeasibility and concept studies[3]
1,000
0
SA gold operations transition to higher-margin shallow gold mining business
2030e
2040e

DRDGOLD

Gold tailings retreatment business with a multi decade expected life of mine providing low capital, high margin gold exposure

Current shareholding of 50.1% worth R27 billion[4]

Burnstone

Shallow advanced underground operation containing 2.5 Moz of reserves and 8.6 Moz of resources[5].

Potentially contributing 120koz pa lower cost, long life (20 years) production. Feasibility study expected to be completed and FID[6] in H1 2026

Concept studies

Comprise secondary mining of the Cooke Tailings Dam and shallow underground projects in the Southern Orange Free State

1. Subject to internal studies and review. Profile based on 31 Dec 2024 LOM with no additional adjustments based on recent events within operations, which is to be refreshed with updated resources and reserves; 2. 100% of production shown; 3. Pre-feasibility and concept studies, including SOFS and Cooke Uranium; 4. On 27 Jan 2026 5. As of December 2024, 6. Final investment decision

www.sibanyestillwater.com 24

1 Simplification 2 Performance excellence 3 Growth 4 Capital allocation

Progressing Keliber, staged start up enabling optionality





Strategic positioning the EU

- Over 70% of lithium refining capacity is in China; only 2 European refineries in Germany and UK
- Most advanced Li project in Europe and only mine to product project
- Strategic project under the European Union CRMA*
  - EU supply security and localisation of supply chains
  - More support from the EU is needed in the form of regulation and flexible funding to sustainably secure critical minerals supply chains

Optionality

- Multidisciplinary assessment-informed phased start-up plan with inherent optionality through the value chain
  - Spodumene concentrate product
  - Technical grade lithium hydroxide
  - Battery grade lithium hydroxide
- Identified value optimisation opportunities to be progressed, reducing costs and operational bottlenecks, increasing efficiencies

Staged ramp-up schedule

2026

Holding point 1

- **H1:** Construction phase complete (€783m)
  Open pit mining commences
  - Establish 50kt ore stockpile

Holding point 2

- **Q3:** Concentrator hot commissioning
  - Consistently produce spodumene meeting the specified grade

Holding point 3

- **Sep:** Complete studies and value engineering to confirm unit cost

Holding point 4

- **Ramp-up of refinery**
  Q4: Hot commissioning of refinery to demonstrate and produce technical-grade product

2027>

- **Mid 2027:** Decision to proceed with ramp-up to produce battery-grade LiOH

*Critical Raw Materials Act

www.sibanyestillwater.com 25

1 Simplification 2 Performance excellence 3 Growth 4 Capital allocation

Projects can be delivered without significantly increasing capital spend



Indicative Group capital profile[1,2]
Rbn p.a., 2026-2030


Base LOM spend
Projects in execution[3]
Feasibility studies[4]
Pre-feasibility and concept studies
2023a
2024a
2025[5]
2026e
2027e
2028e
2029e
2030e

1. Profile based on 31 Dec 2024 LOM, which is to be refreshed with updated resources and reserves. 2. Includes estimate for DRDGOLD capital spend. 3. Projects in execution include Keliber, K4 and Siphumelele mechanised 4. Projects are subject to approval. 5. 2025 figures are guidance released in H1 2025 report

www.sibanyestillwater.com 26

1 Simplification 2 Performance excellence **3 Growth** 4 Capital allocation

Value accretive external growth framework

Clear value creation framework to assess growth opportunities against value drivers

Precious metals underpin with commodity exposure that drives energy transition

Continued focus on **primary mining, secondary mining, and recycling**

Target markets where we can leverage our competitive advantages

…remain open to transformative M&A that can reshape our future



Precious metals and commodities key to energy transition
Primary mining
South Africa
Rest of Africa
North America
Europe
Australia
Recycling
North America
Europe
Australia
Developing regions
Secondary mining
Africa
North America
Australia
Stand alone smelting & refining
Manufacturing
Value creation through strategic partnerships
Core focus (solid fill)
Secondary focus

www.sibanyestillwater.com 27

Refreshed strategy prioritises unlocking unrealised value

Pillars

1. **Simplification** of operating model and asset portfolio to enhance accountability, agility and management focus
2. **Performance excellence** through holistic improvement to drive higher margins
3. **Growth** focused on value creation that is anchored in returns and unlocking organic value as a priority
4. **Capital allocation** through a disciplined framework prioritising returns and securing sustainability

www.sibanyestillwater.com 28

1 Simplification 2 Performance excellence 3 Growth 4 Capital allocation

Disciplined capital allocation prioritising returns, sustainability and value-accretive growth

Sibanye Stillwater — we are one

Capital allocation priorities

Net cash flow from operating activities (before dividends)

- Sustaining & ore reserve development capital
- Liquidity ≥ 2 x months' Opex + Capex

Non-negotiables

Capital available for allocation

- 1/3 → Stakeholder returns[1]
- 1/3 → Debt reduction
- 1/3 → Life extension and/or growth

Target outcomes

<1.0x Gearing

Net debt: Adj. EBITDA ratio *through the cycle*

Gross debt -50%

Targeted reduction in gross debt in 2-3 years (reducing gross debt from current level of ~US$2.2bn)

1. Stakeholder returns = Dividend policy of 25% to 35% of normalised earnings, and contributions to the Sibanye-Stillwater foundation equal to 1.5% dividends paid

www.sibanyestillwater.com 29

Summary and conclusion

Creating a high-performing, future-focused metals business

Sibanye Stillwater — we are one



East Boulder mine, US PGM operations

A resilient strategy for a dynamic world

An entrepreneurial growth story

A period of necessary growth through transformative M&A…



Initial life of mine:
Production, koz, 2013-2040
Current life of mine:
Production, koz, 2025-2040
Recycling
Secondary mining
Primary mining

Navigating through a rapidly changing macro context

Refreshing our strategy to deliver into our current our macro context



Geopolitical fragmentation and rising multipolarity
Increased demand for gold and intensifying competition for m
Rising middle class boosting consumption
Increasing demand across all commodities
Global and local regulations reshaping value chains
Increasing importance of beneficiation
Growing energy demand and broad electrification
Increased demand across critical minerals and energy transition metals
Technological innovation
Rapidly changing demand dynamics for critical metals



Delivering long term value through organic and external growth
Optimising profitability and disciplined capital allocation
PURPOSE
VISION
Innovation
Safety
Commitment
Enabling
Accountability
Respect
ICARES VALUES

Moving forward

A resilient strategy that:

Optimises through cycle profitability, focusing on performance excellence and simplification

Disciplined capital allocation prioritising returns, balance sheet and growth flexibility

Delivering sustained value through organic and external growth

www.sibanyestillwater.com 31

Immediate value creation through implementing our strategic plan

From	Through	To / targeted outcomes	
Predominantly 3rd/4th cost quartile assets	Operational excellence and value creation plan	Movement down cost curve, with improved margins and safe, consistent operational performance	**~2.5%** Au equivalent oz production increase off LOM base (2027)[1]
Operating model designed to drive regional growth	Simplified operating model	Operating model focused on enabling operational delivery	**R3bn** cost savings per annum by 2027[2]
Broad green metals growth strategy and resulting portfolio	Portfolio simplification and value framework for future growth	Focused portfolio and targeted external growth strategy focused on capital returns and leveraging existing capabilities	Improved **ROCE** **Value realisation** for non-core assets following evaluations
~30% decline in Group production profile by 2035[4]	Investment in organic growth projects	Enhanced future production from low capital intensity brownfields extensions Transitioning gold profile	**>15%** production increase off 2035 LOM base[3]
Limited flexibility due to high gross debt	Disciplined capital allocation framework	Capital returns ensuring balance between dividend payments, reduced gross debt and flexibility for growth	**50%** reduction in gross debt

1. *Production increase from performance excellence initiatives against 31 Dec 2024 LOM plan. 2. Cost savings from uplift across procurement optimization, process efficiency and technology. 3. Project increase excludes potential uplift from concept studies. 4.Production decline comparing 2025 and 2035 production within the 31 Dec 2024 LOM, excluding recycling production*

www.sibanyestillwater.com 32

Strategy delivery presents further potential upside for shareholders

Sibanye-Stillwater trades at a discount to peers..

EV/EBITDA[1]
CY25E


12.2
5.8
Peer average2
Sibanye-Stillwater

... and has significant upside given our portfolio of assets

P / NAV
2024


1.75
0.96
Peer average 2
Sibanye-Stillwater

We bring solid fundamentals...

- Maximising margins and profitability through operational excellence
- Enhancing capital returns through disciplined capital allocation
- Growth strategy focused on high ROCE organic projects

... which will deliver significant upside

Join us in creating:

A high-performing, modern metals company for the future, focused on metals that power clean energy and global progress.

1. *Analyst estimates*
2. *Peer group: Valterra, Northam, Implats*

Source: Refinitiv, Bloomberg, Analyst report on investor feedback

www.sibanyestillwater.com 33



Questions?

Contacts

Email: ir@sibanyestillwater.com

James Wellsted	+27(0)83 453 4014
Henrika Ninham	+27(0)72 448 5910
Lauren Fourie	+27(0)72 436 3512
Sarel Barnard	+27(0)82 376 9445

Tickers: JSE: SSW and NYSE: SBSW
Website: www.sibanyestillwater.com

www.sibanyestillwater.com 34

Appendix


Century operation, Australia

Economics in use

	Unit	2025	2026	2027	2028	2029	2030
ZAR/USD	ZAR/USD	17.00	18.00	18.35	18.10	18.50	18.63
ZAR/EUR	ZAR/EUR	20.22	20.10	20.64	20.63	21.28	20.49
USD/AUD	ZAR/AUD	0.65	0.67	0.67	0.68	0.67	0.70
Platinum	US$/oz	1,150	1,150	1,287	1,291	1,334	1,276
Palladium	US$/oz	1,040	1,050	1,076	1,083	1,086	1,104
Rhodium	US$/oz	5,452	4,800	5,509	5,274	5,015	4,653
Gold	US$/oz	3,179	2,506	3,068	2,931	2,730	2,463
Ruthenium	US$/oz	615	500	500	500	500	500
Iridium	US$/oz	4,100	4,000	4,000	4,000	4,000	4,000
Cobalt	US$/lb	15	14	16	18	19	18
Nickel	US$/lb	7	7	8	8	8	8
Copper	US$/lb	4	4	5	5	5	4
Uranium	US$/lb	75	85	86	84	77	74
Chrome	US$/t	247	250	244	275	275	250
Zinc	US$/t	2,483	2,646	2,533	2,576	2,575	2,397
Lead	US$/t	1,807	1,857	1,911	1,935	1,963	1,846
Lithium (Hydroxide)	US$/t	10,241	7,500	14,623	16,102	17,418	18,216
Silver	US$/oz	35	38	35	35	33	29

Approach to calculate gold equivalent ounces

Au equivalent oz =

Share of production volume

/ Volume conversion factor

x Product price (US$/oz)

/ Gold price (US$/oz)

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